A-POWER ENERGY GENERATION SYSTEMS LTD. ANNOUNCES
CLOSING OF PRIVATE PLACEMENT

SHENYANG, China, January 21, 2010 — A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or "the Company"), a leading provider of distributed power generation ("DG") systems in China and a fast-growing manufacturer of wind turbines, today announced that it has closed a private placement for $83 million in cash with several institutional investors. The net proceeds from the placement will be used to fund a portion of the purchase price of the Company’s previously announced EVATECH acquisition and the remainder of the net proceeds have been designated for investment in additional components for the manufacturing of turbines, funding of existing projects and additional working capital.

The Company issued to institutional investors 5,777,932 Common Shares (“Shares”) at a price of $14.37 per share.  In addition, the Company issued to the investors warrants to purchase an aggregate of 2,888,966 Shares, 2,099,822 of the warrants are exercisable at $16.90 per Share and the remainder are exercisable at $16.91 per Share.  The warrants will be initially exercisable six months after January 21, 2010 and will remain exercisable for a five-year period thereafter.

The Company has agreed to register for resale the Shares, the Warrants and the shares issuable upon the exercise of the Warrants with the Securities and Exchange Commission (“SEC”).

The securities sold in this transaction have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from such registration requirements.

Further information concerning the terms of the offering, including copies of the forms of the relevant agreements, and certain additional information regarding recent developments relating to the Company, will be included in a Report on Form 6-K being filed contemporaneously with the SEC.  The Report will be available on the SEC’s website (www.SEC.gov).

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. In addition to the establishment of strategic relationships with world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our amended annual report filed on Form 20-F/A for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

 For more information, please contact:

 John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
Email: john@apowerenergy.com

Dixon Chen
 Investor Relations
Grayling
 Tel:   +1-646-284-9403
 Email: dixon.chen@us.grayling.com

SOURCE  A-Power Energy Generation Systems, Ltd.